Exhibit 99.1

GLOBUS MARITIME LIMITED

Globus Maritime Limited Reports Financial Results for the Quarter and Nine-Month Period

Ended September 30, 2019

Glyfada, Greece, December 9, 2019, Globus Maritime Limited (“Globus,” the “Company,” “we,” or “our”) (NASDAQ: GLBS), a dry bulk shipping company, today reported its unaudited consolidated operating and financial results for the quarter and nine-month period ended September 30, 2019.

Financial Highlights

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S dollars except for daily rates and per share data)	2019	2018	2019	2018
Total revenues	4,947	4,861	11,888	12,993
Adjusted EBITDA (1)	1,639	2,254	2,124	3,534
Total comprehensive income/(loss)	280	254	(3,193)	(2,219)
Basic earnings/(loss) per share (2)	0.06	0.08	(0.82)	(0.69)
Daily Time charter equivalent rate (TCE) (3)	9,863	10,317	7,539	9,254
Average operating expenses per vessel per day	5,288	4,453	4,943	5,370
Average number of vessels	5.0	5.0	5.0	5.0

(1)	Adjusted EBITDA is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of EBITDA to total comprehensive loss and net cash (used in)/ generated from operating activities, which are the most directly comparable financial measures calculated and presented in accordance with the GAAP measures.
(2)	The weighted average number of shares for the nine-month period ended September 30, 2019 was 3,905,305 compared to 3,198,894 shares for the nine-month period ended September 30, 2018. The weighted average number of shares for the three-month period ended September 30, 2019 was 4,422,825 compared to 3,204,271 shares for the three-month period ended September 30, 2018.
(3)	Daily Time charter equivalent rate (TCE) is a measure not in accordance with generally accepted accounting principles (“GAAP”). See a later section of this press release for a reconciliation of Daily TCE to Voyage revenues.

Current Fleet Profile

As of the date of this press release, Globus’ subsidiaries own and operate five dry bulk carriers, consisting of four Supramax and one Panamax.

Vessel	Year Built	Yard	Type	Month/Year Delivered	DWT	Flag
Moon Globe	2005	Hudong-Zhonghua	Panamax	June 2011	74,432	Marshall Is.
Sun Globe	2007	Tsuneishi Cebu	Supramax	Sept 2011	58,790	Malta
River Globe	2007	Yangzhou Dayang	Supramax	Dec 2007	53,627	Marshall Is.
Sky Globe	2009	Taizhou Kouan	Supramax	May 2010	56,855	Marshall Is.
Star Globe	2010	Taizhou Kouan	Supramax	May 2010	56,867	Marshall Is.
Weighted Average Age: 11.6 Years as of September 30, 2019					300,571

Current Fleet Deployment

All our vessels are currently operating on short-term time charters (“on spot”).

Registered office: Trust Company Complex, Ajeltake Road, Ajeltake Island,
P.O. Box 1405, Majuro, Marshall Islands MH 96960
Comminucations Address: c/o Globus Shipmanagement Corp.
128 Vouliagmenis Avenue, 3rd Floor, 166 74 Glyfada, Greece
Tel: +30 210 9608300, Fax: +30 210 9608359, e-mail: info@globusmaritime.gr
www.globusmaritime.gr

Management Commentary

“During the third quarter we experienced a short-term spike in the spot market that allowed us to enjoy higher than normal rates. However, the spike was short-lived and fluctuation returned full-speed, spilling over into the fourth quarter. This was mainly due to the an increase in vessel supply returning online from dry docks and was further deteriorated by some demand-driven pressure which put a weight on rates. By the end of the quarter and the beginning of the fourth quarter there was a strong downward pressure which thankfully started to reverse later on.

“The doubling and tripling of day rates showed us however, that there is steam in the market, and these upward swings can be expected. Of course we are still being affected by the negative sentiment created by the trade war, as well as the ore export bans in Indonesia and the coal import quotas in China.

“Coming up into the fourth quarter we have scheduled maintenance repairs for two of our vessels. We do not expect any extraordinary items during the repairs, normal maintenance of hull, cargo holds and machineries will take place. We expect the repairs to last for about 40 days. Notwithstanding our constant vigilance on cost our first priority is to keep our vessels safe.

“The market is expected to be volatile, but we do expect an upward trend. The huge industry adjustment to IMO 2020 regulation is just around the corner, and we will see the full effect of this event during the first half of the year. We believe it will be a net positive for the industry. The margin at the moment of the low sulfur fuel oils and high sulfur fuel oils is at about $250. Our company will be using the low sulfur fuel oil option in order to comply with the new regulations. We believe that this is a better-suited approach for the type and size of our vessels than using exhaust gas scrubbers that are expensive to install and operate.”

Management Discussion and Analysis of the Results of Operations

Recent Developments

New Convertible Note

On March 13, 2019, the Company signed a securities purchase agreement with a private investor and on March 13, 2019 issued, for gross proceeds of $5 million, a senior convertible note (the “Convertible Note”) that is convertible into shares of the Company’s common stock, par value $0.004 per share. If not converted or redeemed beforehand pursuant to the terms of the Convertible Note, the Convertible Note matures upon the anniversary of its issue. We have used part of the proceeds from the Convertible Note for general corporate purposes and working capital including repayment of debt. The Convertible Note was issued in a transaction exempt from registration under the Securities Act.

Further to the conversion clause included into the Convertible Note, during the third quarter of 2019, a total amount of approximately $488 thousand, principal and accrued interest, was converted to share capital with the conversion price of $2.25 per share and a total number of 216,863 new shares issued in the name of the holder of the Convertible Note. Furthermore, during October and November 2019, an additional total amount of approximately $1,170 thousand, principal and accrued interest, was converted to share capital with the conversion price of $2.25 per share and a total number of 519,874 new shares issued in the name of the holder of the Convertible Note. The Convertible Note provides that the “Floor Price” (as defined in the Note), which is currently $2.25, may be reduced to not less than $1.00 by mutual agreement of the Company and the holder of the Note.

The Convertible Note provides for interest to accrue at 10% annually, which interest shall be paid on the first anniversary of the Convertible Note’s issuance unless the Convertible Note is converted or redeemed pursuant to its terms beforehand. The interest may be paid in common shares of the Company, if certain conditions described within the Convertible Note are met.

As per the conversion clause included in the Note, the Company has recognized it as a hybrid agreement which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the period ended September 30, 2019, the Company recognized a gain on this derivative financial instrument amounting to $2.7 million, which was classified under “Gain on derivative financial instruments” in the consolidated statement of comprehensive income/(loss).

Upon any future stock dividend, stock split, reverse stock split or similar transaction, the Floor Price will not be adjusted, and the Floor Price following such transaction will be equal to the Floor Price immediately prior to such transaction.

The terms of the Note provide that the Note may be required at the option of the holder to be redeemed by the Company in cash, in whole or in part, at any time following any consecutive period of ten trading days during each of which the volume-weighted average price of the Company's common shares is less than the Floor Price.

Conversion of Debt and Issuance of Shares

On May 2, 2019, Globus announced that, in accordance with the terms and provisions of the revolving credit facility, dated November 21, 2018, between the Company and Firment Shipping Inc., an entity deemed as an affiliated party through common control, the Company has elected to convert the aggregate outstanding principal balance and accrued interest of $3,170,136 into 1,132,191 shares of common stock of the Company.

Loan Refinancing

In June 2019, Globus through its wholly-owned subsidiaries, Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, vessel-owning companies of m/v River Globe, m/v Sky Globe, m/v Star Globe, m/v Moon Globe and m/v Sun Globe, respectively, entered a new-term loan facility for up to $37 million with EnTrust Global’s Blue Ocean Fund (“Entrust loan facility”) for the purpose of refinancing the existing indebtedness secured on the ships and for general corporate purposes. Globus subsidiaries, namely Devocean Maritime Ltd., Domina Maritime Ltd., Dulac Maritime S.A., Artful Shipholding S.A. and Longevity Maritime Limited, are identified as the borrowers under the loan facility which is guaranteed by Globus, and which contains a standard security package including mortgages on all of our ships, pledges of bank accounts, charter assignments, shares pledges respecting each borrower, and a general assignment over each ship’s earnings, insurances and any requisition compensation in relation to that ship. This loan facility will be referred to as EnTrust loan facility. On June 24, 2019, the Company drew down $37 million and fully prepaid the existing loan facilities with Hamburg Commercial Bank AG (formerly known as HSH Nordbank AG) and Macquarie Bank International Limited.

The EnTrust loan facility bears interest at LIBOR plus a margin of 8.5% (or 10.5% default interest), and is repayable by five consecutive quarterly installments commencing on December 31, 2019 each in the amount of the earnings of the ships after deducing interest on the EnTrust loan facility, operating expenses and reserves for dry-docking, then by six consecutive quarterly installments commencing on March 31, 2021 each in the amount of $1,492,622, and by a final installment on June 30, 2022 in the amount of $1,492,622 together with the remaining principal amount as a balloon payment.

The Company must maintain a credit balance of not less than $250,000 for each mortgaged ship. Globus must maintain, on a consolidated basis, at the end of each calendar quarter, liquid funds in an amount, in aggregate, of not less than 5% of the consolidated financial indebtedness of the group. Each borrower must maintain in its earnings account during the cash sweep period an amount equal to the product of (a) the lower of: (i) $1,000; and (ii) the difference between the daily time charter equivalent rate of the ship owned by that borrower, and the break-even expenses of that ship for that cash sweep period; and (b) the actual number of days lapsed during that cash sweep period for that borrower. Each borrower is prohibited from declaring or paying dividends, or from repaying the EnTrust loan facility, until December 25, 2020. The EnTrust loan facility contains standard loan covenants, including loan to value covenants.

Results of Operations

Third quarter of the year 2019 compared to the third quarter of the year 2018

Total comprehensive income for the third quarter of the year 2019 amounted to $280 thousand or $0.06 basic and diluted earnings per share based on 4,422,825 weighted average number of shares, compared to total comprehensive income of $254 thousand for the same period last year or $0.08 basic and diluted earnings per share based on 3,204,271 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive income during the third quarter of 2019 compared to the third quarter of 2018 (expressed in $000’s):

3rd Quarter of 2019 vs 3rd Quarter of 2018

Net income for the 3rd quarter of 2018	254
Increase in voyage revenues	86
Increase in Voyage expenses	(294)
Increase in Vessels operating expenses	(384)
Increase in Depreciation	(63)
Increase in Depreciation of dry docking costs	(133)
Decrease in Total administrative expenses	3
Decrease in Other income, net	(28)
Increase in Interest income	21
Increase in Interest expense and finance costs	(696)
Increase in Gain on derivative financial instruments	1,437
Decrease in Foreign exchange losses	77
Net income for the 3rd quarter of 2019	280

Voyage expenses

Voyage expenses reached $0.4 million during the third quarter of 2019 compared to $0.1 during the same period in 2018. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the third quarter of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Commissions	77	79
Bunkers expenses	283	46
Other voyage expenses	50	(9)
Total	410	116

The increased time travelling seeking employment for our vessels during the third quarter of 2019 compared to the same period in 2018 had a result in increased bunker expenses. Therefore, the Daily Time Charter Equivalent rate (TCE) for the third quarter of 2019 decreased to $9,863 per vessel per day against $10,317 per vessel per day during the same period in 2018 corresponding to a decrease of 4%.

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, increased by $0.4 million or 20% to $2.4 million during the three-month period ended September 30, 2019 compared to $2 million during the same period in 2018. The breakdown of our operating expenses for the quarters ended September 30, 2019 and 2018 was as follows:

	2019	2018
Crew expenses	48%	56%
Repairs and spares	27%	19%
Insurance	6%	9%
Stores	9%	8%
Lubricants	6%	4%
Other	4%	4%

Average daily operating expenses during the three-month periods ended September 30, 2019 and 2018 were $5,288 per vessel per day and $4,453 per vessel per day respectively, corresponding to an increase of 19%,

Depreciation of dry-docking costs

Depreciation charge of dry-docking costs during the third quarter of 2019 reached $412 thousand compared to $279 thousand during the same period in 2018. This is due to the increased cost of dry-dockings that 3 of our vessels underwent during 2018 and subsequently resulted to a higher depreciation charge in the third quarter of 2019.

Interest expense and finance costs

Interest expense and finance costs reached $1.2 million for the third quarter of 2019 compared to $0.5 million for the same period of 2018. Interest expense and finance costs for the third quarter of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Interest payable on long-term borrowings	1,149	512
Bank charges	7	7
Operating lease liability interest	13	-
Amortization of debt discount	65	19
Other finance expenses	15	2
Total	1,249	540

This increase is mainly due to the refinance of the outstanding debt which is discussed further in a previous section of this Press Release.

Gain on derivative financial instruments

The gain on the derivative financial instruments is mainly attributed to the valuation of the “Convertible Note”, which is discussed further in a previous section of this Press Release. As per the conversion clause included in this agreement, the Company has recognized it as a hybrid instrument which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. For the three-month period ended September 30, 2019 the Company recognized a gain on this derivative financial instrument amounting to $1.5 million.

Nine-month period ended September 30, 2019 compared to the nine-month period ended September 30, 2018

Total comprehensive loss for the nine-month period ended September 2019 amounted to $3.2 million or $0.82 basic and diluted loss per share based on 3,905,305 weighted average number of shares, compared to total comprehensive loss of $2.2 million for the same period last year or $0.69 basic and diluted loss per share based on 3,198,894 weighted average number of shares.

The following table corresponds to the breakdown of the factors that led to the increase in total comprehensive loss for the nine-month period ended September 30, 2019 compared to the total comprehensive loss ended September 30, 2018 (expressed in $000’s):

9 month period of 2019 vs 9 month period of 2018

Net loss for the 9 month period of 2018	(2,473)
Decrease in voyage revenues	(1,105)
Increase in Voyage expenses	(872)
Decrease in Vessels operating expenses	584
Increase in Depreciation	(130)
Increase in Depreciation of dry-docking costs	(551)
Increase in Total administrative expenses	(63)
Increase in Other income, net	46
Increase in Interest income	30
Increase in Interest expense and finance costs	(1,948)
Increase in Gain on derivative financial instruments	3,009
Increase in Foreign exchange gains	26
Net loss for the 9 month period of 2019	(3,193)

Voyage revenues

During the nine-month period ended September 30, 2019 and 2018, our Voyage revenues reached $11.9 million and $13 million respectively. The 8% decrease in Voyage revenues was mainly attributed to the decrease in the average time charter rates achieved by our vessels during the nine-month period ended September 30, 2019 compared to the same period in 2018. Daily Time Charter Equivalent rate (TCE) for the nine-month period in 2019 was $7,539 per vessel per day against $9,254 per vessel per day during the same period in 2018 corresponding to a decrease of 19%.

Voyage expenses

Voyage expenses reached $1.6 million during the nine-month period ended September 30, 2019 compared to $0.7 million during the same period last year. Voyage expenses include commissions on revenues, port and other voyage expenses and bunker expenses. Bunker expenses mainly refer to the cost of bunkers consumed during periods that our vessels are travelling seeking employment. Voyage expenses for the first nine months of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Commissions	170	209
Bunkers expenses	1,247	368
Other voyage expenses	180	148
Total	1,597	725

Vessel operating expenses

Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oils, insurance, maintenance, and repairs, reached $6.7 million during the nine-month period ended September 30, 2019 compared to $7.3 million during same period in 2018. The breakdown of our operating expenses for the nine-month period ended September 30, 2019 and 2018 was as follows:

	2019	2018
Crew expenses	48%	48%
Repairs and spares	27%	27%
Insurance	6%	6%
Stores	9%	10%
Lubricants	6%	5%
Other	4%	4%

Average daily operating expenses during the nine-month periods ended September 30, 2019 and 2018 were $4,943 per vessel per day and $5,370 per vessel per day respectively, corresponding to a decrease of 8%.

Depreciation of dry-docking costs

Depreciation charge of dry-docking costs during the nine-month periods ended September 30, 2019 reached $1.3 million compared to $0.8 million during the same period in 2018. This is due to the increased cost of dry-dockings that 3 of our vessels underwent during 2018 and subsequently resulted to a higher depreciation charge in 2019.

Interest expense and finance costs

Interest expense and finance costs reached $3.5 million during the nine-month period ended September 30, 2019 compared to $1.6 million in 2018. Interest expense and finance costs for the first nine months of 2019 and 2018 are analyzed as follows:

In $000’s	2019	2018
Interest payable on long-term borrowings	2,492	1,483
Bank charges	21	22
Operating lease liability interest	39	-
Amortization of debt discount	314	56
Other finance expenses	648	5
Total	3,514	1,566

This increase is mainly due to the refinance of the outstanding debt which is discussed further in a previous section of this Press Release. Other finance expenses for the nine-month period ended September 30, 2019 include approximately $0.6 million that was the loan prepayment fee and expenses related to the prepayment of Macquarie Loan Agreement.

Gain on derivative financial instruments

The gain on the derivative financial instruments is mainly attributed to the valuation of the “Convertible Note”. As per the conversion clause included in this agreement, the Company has recognized it as a hybrid instrument which includes an embedded derivative. This embedded derivative was separated to the derivative component and the non-derivative host. The derivative component is shown separately from the non-derivative host at fair value. The changes in the fair value of the derivative financial instrument are recognized in the consolidated statement of comprehensive loss. As of September 30, 2019 the Company recognized a gain on this derivative financial instrument amounting to $2.7 million.

Liquidity and capital resources

As of September 30, 2019 and 2018, our cash and bank balances and bank deposits (including restricted cash) were $4.7 and $0.8 million respectively.

Net cash generated from operating activities for the three month period ended September 30, 2019 and 2018 was $0.9 and $1.3 million, respectively. The decrease in our cash from operations was mainly attributed to the decrease in our adjusted EBITDA from $2.3 million during the third quarter of 2018 to approximately $1.6 million during the three-month period under consideration.

Net cash used in operating activities for the nine-month period ended September 30, 2019 was $0.9 million compared to net cash generated from operating activities of $2.5 million during the respective period in 2018. The decrease in our cash from operations was mainly attributed to the decrease in our adjusted EBITDA from $3.5 million during the nine-month period ended September 30, 2018 to $2.1 million during the nine-month period under consideration.

Net cash (used in)/generated from financing activities during the three-month and nine-month period ended September 30, 2019 and 2018 were as follows:

	Three months ended September 30,		Nine months ended September 30,
In $000’s	2019	2018	2019	2018
Proceeds from loans	-	-	43,700	-
Proceeds from issuance of share capital	-	-	-	600
Prepayment of long term debt	-	-	(33,833)	-
Repayment of long term debt	-	(1,549)	(1,830)	(3,793)
(Increase)/decrease in restricted cash	(138)	-	(947)	210
Payment of financing costs	-	-	(880)	-
Repayment of lease liability	(40)	-	(70)	-
Interest paid	(1,026)	(542)	(2,859)	(1,462)
Net cash (used in)/generated from financing activities	(1,204)	(2,091)	3,281	(4,445)

As of September 30, 2019 and 2018 we and our vessel-owning subsidiaries had outstanding borrowings under our Loan agreements of an aggregate of $37.4 million and of $37.8 million, respectively, net of unamortized debt discount.

SELECTED CONSOLIDATED FINANCIAL & OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
(in thousands of U.S. dollars, except per share data)	2019	2018	2019	2018
	(unaudited)		(unaudited)
Consolidated statement of comprehensive loss data:
Voyage revenues	4,946	4,861	11,888	12,993
Total Revenues	4,946	4,861	11,888	12,993

Voyage expenses	(410)	(116)	(1,597)	(725)
Vessel operating expenses	(2,433)	(2,048)	(6,747)	(7,331)
Depreciation	(1,222)	(1,159)	(3,570)	(3,440)
Depreciation of dry-docking costs	(413)	(279)	(1,323)	(772)
Administrative expenses	(359)	(323)	(1,186)	(1,002)
Administrative expenses payable to related parties	(89)	(131)	(277)	(398)
Share-based payments	(10)	(10)	(30)	(30)
Other (expenses)/income, net	(6)	21	73	27
Operating profit/(loss) before financing activities	4	817	(2,769)	(678)
Interest income	21	-	30	-
Interest expense and finance costs	(1,236)	(540)	(3,514)	(1,566)
Gain on derivative financial instruments	1,437	-	3,009	-
Foreign exchange gains/(losses), net	54	(23)	51	25
Total finance costs, net	276	(563)	(424)	(1,541)
Total comprehensive income/(loss) for the period	280	254	(3,193)	(2,219)

Basic & diluted (loss)/earnings per share for the period (1)	0.06	0.08	(0.82)	(0.69)
Adjusted EBITDA (2)	1,639	2,254	2,124	3,534

(1) The weighted average number of shares for the nine-month period ended September 30, 2019 was 3,905,305 compared to 3,198,894 shares for the nine-month period ended September 30, 2018. The weighted average number of shares for the three-month period ended September 30, 2019 was 4,422,825 compared to 3,204,271 shares for the three-month period ended September 30, 2018.

(2) Adjusted EBITDA represents net earnings before interest and finance costs net, gains or losses from the change in fair value of derivative financial instruments, foreign exchange gains or losses, income taxes, depreciation, depreciation of dry-docking costs, amortization of fair value of time charter acquired, impairment and gains or losses on sale of vessels. Adjusted EBITDA does not represent and should not be considered as an alternative to total comprehensive income/(loss) or cash generated from operations, as determined by IFRS, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is not a recognized measurement under IFRS.

Adjusted EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness, and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

•	Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	Adjusted EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•	Other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of Adjusted EBITDA to total comprehensive income/(loss) and net cash generated from/(used in) operating activities for the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(Expressed in thousands of U.S. dollars)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Total comprehensive income/(loss) for the period	280	254	(3,193)	(2,219)
Interest and finance costs, net	1,236	540	3,514	1,566
Interest income	(21)	-	(30)	-
Gain on derivative financial instruments	(1,437)	-	(3,009)	-
Foreign exchange (gains)/losses net,	(54)	23	(51)	(25)
Depreciation	1,222	1,159	3,570	3,440
Depreciation of dry-docking costs	413	278	1,323	772
Adjusted EBITDA	1,639	2,254	2,124	3,534
Share-based payments	10	10	30	40
Payment of deferred dry-docking costs	(369)	(227)	(850)	(517)
Net decrease/(increase) in operating assets	186	(64)	(715)	(676)
Net (decrease)/increase in operating liabilities	(603)	(684)	(1,476)	147
Provision for staff retirement indemnities	1	2	(62)	4
Foreign exchange gains/(losses) net, not attributed to cash & cash equivalents	6	(9)	1	(21)
Net cash generated from/(used in) operating activities	870	1,282	(948)	2,511

	Three months ended		Nine months ended
	September 30,		September 30,
(Expressed in thousands of U.S. dollars)	2019	2018	2019	2018
	(Unaudited)		(Unaudited)
Statement of cash flow data:
Net cash generated from/(used in) operating activities	870	1,282	(948)	2,511
Net cash generated from/(used in) investing activities	21	(14)	17	(57)
Net cash (used in)/generated from financing activities	(1,204)	(2,091)	3,281	(4,445)

	As of September 30,	As of December 31,
(Expressed in thousands of U.S. Dollars)	2019	2018
	(Unaudited)
Consolidated condensed statement of financial position:
Vessels, net	78,999	83,750
Other non-current assets	1,922	130
Total non-current assets	80,921	83,880
Cash and bank balances and bank deposits	2,396	46
Other current assets	3,160	2,748
Total current assets	5,556	2,794
Total assets	86,477	86,674
Total equity	41,555	41,050
Total debt net of unamortized debt discount	37,416	36,868
Other liabilities	7,506	8,756
Total liabilities	44,922	45,624
Total equity and liabilities	86,477	86,674

Consolidated statement of changes in equity:

(Expressed in thousands of U.S. Dollars)	Issued share	Share	(Accumulated	Total
	Capital	Premium	Deficit)	Equity
As at December 31, 2018	13	140,334	(99,297)	41,050
Loss for the period	-	-	(3,193)	(3,193)
Issuance of common stock due to conversion of loans	5	3,663	-	3,668
Share-based payments	-	30	-	30
As at September 30, 2019	18	144,027	(102,490)	41,555

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Ownership days (1)	460	460	1,365	1,365
Available days (2)	460	460	1,365	1,326
Operating days (3)	457	449	1,343	1,296
Fleet utilization (4)	99.3%	97.7%	98.4%	97.8%
Average number of vessels (5)	5.0	5.0	5.0	5.0
Daily time charter equivalent (TCE) rate (6)	9,863	10,317	7,539	9,254
Daily operating expenses (7)	5,288	4,453	4,943	5,370

Notes:

(1)	Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys.

(3)	Operating days are the number of available days less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances but excluding days during which vessels are seeking employment.

(4)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during the period.

(5)	Average number of vessels is measured by the sum of the number of days each vessel was part of our fleet during a relevant period divided by the number of calendar days in such period.

(6)	TCE rates are our voyage revenues less net revenues from our bareboat charters less voyage expenses during a period divided by the number of our available days during the period excluding bareboat charter days, which is consistent with industry standards. TCE is a measure not in accordance with GAAP.

(7)	We calculate daily vessel operating expenses by dividing vessel operating expenses by ownership days for the relevant time period excluding bareboat charter days.

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

	Three months ended September 30,		Six months ended September 30,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Voyage revenues	4,947	4,861	11,888	12,993
Less: Voyage expenses	410	116	1,597	725
Net revenues	4,537	4,745	10,291	12,268
Available days net of bareboat charter days	460	460	1,365	1,326
Daily TCE rate (1)	9,863	10,317	7,539	9,254

(1) Subject to rounding.

About Globus Maritime Limited

Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide and presently owns, operates and manages a fleet of five dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally. Globus’ subsidiaries own and operate five vessels with a total carrying capacity of 300,571 Dwt and a weighted average age of 11.6 years as of September 30, 2019.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it will file from time to time with the Securities and Exchange Commission after the date of this communication.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis, CEO	a.g.feidakis@globusmaritime.gr

Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com